April 30, 2014

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

RE:	Iron Mountain Incorporated (the “Company”)
Form 10-K for the year ended December 31, 2013 (the “Form 10-K”)
Filed February 28, 2014
File No. 1-13045

Dear Ms. Cvrkel:

The purpose of this letter is to respond to your letter of April 23, 2014.  Your original letter to us was dated March 31, 2014 and we responded in our letter dated April 9, 2014.  For your convenience, the original staff comment from your April 23, 2014 letter has been repeated in bold typeface, followed by our response.

Note 5. Selected Consolidated Financial Statements of Parent, Guarantors, Canada Company and Non-Guarantors, page 107

1.              We note your response to our prior comment number 2 in which you indicate that as a result of the amalgamation of certain subsidiaries of Iron Mountain Canada Operations ULC (“Canada Company”) and the subsequent contribution of certain assets and liabilities by Canada Company into two newly-formed wholly owned subsidiaries that occurred in July 2013, the Company recast the prior period financial information within Note 5 to conform to the presentation as of December 31, 2013. However, we do not believe that your response was fully responsive to our prior comment. As requested in our prior comment, please tell us and revise the notes to your financial statements to explain how the July 2013 transactions and the related revisions made to the condensed consolidating information for the parent guarantors, Canada company and the non-guarantors, impacted the amounts presented for Canada Company and the non-guarantors in 2011 and 2012.

RESPONSE:

1.              As the Company noted in our letter dated April 9, 2014, as a result of the amalgamation of certain subsidiaries of Iron Mountain Canada Operations ULC (“Canada Company”) (the “Amalgamation”) and the subsequent contribution of certain assets and liabilities by Canada Company into two newly-formed wholly owned subsidiaries (the “Demerger”) that occurred in July 2013 (collectively, the “Canada Company Restructuring”), the amounts presented within the Canada Company and Non-Guarantor columns of the Selected Consolidated Financial Statements of Parent, Guarantors, Canada Company and Non-Guarantors (the “Guarantor/Non-Guarantor Financial Statements”) consolidated balance sheets for 2012, as well as the consolidated statements of operations and consolidated statements of cash flows for 2011 and 2012, respectively, were recast in order to conform to the presentation of this information as of December 31, 2013.

The following table depicts the changes to certain financial statement line items for Canada Company within our consolidated balance sheets for 2012, as well as the consolidated statements of operations and consolidated statements of cash flows for 2011 and 2012 between the results of Canada Company as they were reported in our Form 10-K for the year ended December 31, 2012 (the “As Reported” results”) and the results of Canada Company as they were reported in the Form 10-K (the “Recast” results) as a result of the Canada Company Restructuring:

	As Reported	Recast	Change
Total Assets as of 12/31/2012	$598,735	$586,748	$(11,987)
Total Equity as of 12/31/2012	332,995	332,995	—
Income from Cont. Ops Before Provision for Income Taxes - 12/31/2011	43,096	32,232	(10,864)
Income from Cont. Ops Before Provision for Income Taxes - 12/31/2012	42,874	36,245	(6,629)
Increase/(Decrease) in Cash and Cash Equivalents - 12/31/2011	31,255	32,227	972
Increase/(Decrease) in Cash and Cash Equivalents - 12/31/2012	34,593	33,401	(1,192)

As our Guarantor/Non-Guarantor Financial Statements are presented on the equity method of accounting (as is disclosed in the Form 10-K on page 106), the total equity of Canada Company as of December 31, 2012, as well as the net income of Canada Company for the years ended December 31, 2011 and 2012, respectively, did not change, as each of the entities impacted by the Canada Company Restructuring either were now part of Canada Company as a result of the amalgamation (with respect to the entities impacted by the Amalgamation) or were reflected on the equity method of accounting as subsidiaries of Canada Company subsequent to the Canada Company Restructuring (with respect to the entities impacted by the Demerger). Furthermore, the Company concluded that the change in Canada Company’s cash flows for the years ended December 31, 2011 and 2012 was not material.

A primary focus of the Guarantor/Non-Guarantor Financial Statements is to present the financial results of the Company, the Company’s subsidiaries (the

“Subsidiary Guarantors”) that guarantee the Company’s Parent Notes and Subsidiary Notes (as defined in the Form 10-K) and, in respect of the Subsidiary Notes, Canada Company. The Company, the Subsidiary Guarantors and Canada Company are presented within the Parent, Guarantors and Canada Company columns of the Guarantor/Non-Guarantor Financial Statements (collectively, the “Guarantor Group”). As noted in the Form 10-K, Canada Company does not guarantee the Parent Notes and the Company, the Subsidiary Guarantors and Canada Company are responsible, either directly or as a guarantor, for the repayment of the Subsidiary Notes.  Accordingly, the Company considered the changes in total assets of Canada Company as of December 31, 2012, as well as the change in income from continuing operations before provision for income taxes of Canada Company for the years ended December 31, 2011 and 2012, respectively, to the As Reported total assets and income from continuing operations before provision for income taxes of the Guarantor Group, which is summarized in the table below, and concluded that the impact of the Canada Company Restructuring was not material to the financial results of the Guarantor Group.

	Change	% Change - As Reported Guarantor Group (1)
Total Assets as of 12/31/2012	$(11,987)	(0.2)%
Income from Cont. Ops Before Provision for Income Taxes - 12/31/2011	(10,864)	(3.1)%
Income from Cont. Ops Before Provision for Income Taxes - 12/31/2012	(6,629)	(2.9)%

(1)         For purposes of this calculation, the Company calculated total assets for the Guarantor Group net of investments in subsidiaries.

The Company notes that the changes to the financial statement amounts presented for Canada Company as a result of the Canada Company Restructuring noted above were offset by corresponding changes to the financial statement amounts presented for the Non-Guarantor entities. In addition to changes resulting from the Canada Company Restructuring, the financial statement amounts presented for the Non-Guarantor entities within the Guarantor/Non-Guarantor Financial Statements were also affected by the creation of a new holding company, Iron Mountain Luxembourg S.a.r.l (“IM Luxembourg”), within our legal entity structure. Upon its establishment, IM Luxembourg, a non-guarantor entity, became the direct parent of Canada Company. As noted previously, our Guarantor/Non-Guarantor Financial Statements are presented on the equity method of accounting. Therefore, IM Luxembourg’s results, which are reflected within the Non-Guarantor column of our Guarantor/Non-Guarantor Financial Statements in the Form 10-K, include the investment in subsidiaries and equity in the income of such operations of Canada Company on an equity method. With respect to all changes to the amounts presented within the Non-Guarantor financial statements as a result of the creation of IM Luxembourg, there is also an offsetting change within the elimination column of our Guarantor/Non-Guarantor Financial Statements for those applicable periods.

As noted previously, a primary focus of the Guarantor/Non-Guarantor Financial Statements is to present the financial results of the Guarantor Group. The Canada Company Restructuring had an immaterial impact on the financial results of the Guarantor Group, while the creation of IM Luxembourg had no impact on the financial results of the Guarantor Group. By recasting prior period financial information contained within the Guarantor/Non-Guarantor Financial Statements in order to conform to the presentation of this information as of December 31, 2013, the Company believes that the users of the financial statements are able to fully understand the historical financial results of the Guarantor Group and Non-Guarantors based on the designation of our subsidiaries as of December 31, 2013.

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As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Roderick Day
Roderick Day
Executive Vice President and Chief Financial Officer